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LISA R. PRICE lisa.price@dechert.com +1 212 649 8795 Direct +1 212 698 0495 Fax

May 8, 2015

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Alternative Strategies Fund (SEC File No. 811-22610) (the “Fund”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me and Joshua Katz on April 15, 2015 with respect to Amendment No. 5 to the Fund’s registration statement filed on February 27, 2015.  On behalf of the Fund, we have reproduced your comments below and provided the Fund’s responses immediately thereafter.  We note that because the Fund’s shares are not publicly offered and are not registered under the Securities Act of 1933, to the extent that the Fund considers revising the registration statement in connection with a comment below, it will do so in connection with a filing made in the ordinary course of updating the Fund’s registration statement under the Investment Company Act of 1940 and the Fund does not intend to file an amended registration statement to specifically respond to these comments.  Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment:

The Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:

The Fund believes that the disclosure regarding its use of derivatives adequately describes how such derivatives are expected to be used in connection with the Fund’s principal investment strategy, and adequately describes the risks associated with these instruments.

2.	Comment:	Please confirm whether there is a maturity strategy associated with the Fund’s investments in fixed income securities.

	Response:	The Fund may invest in fixed income securities of any maturity. Accordingly, the Fund notes that there is no maturity strategy associated with its fixed income investments.

3.	Comment:

The Principal Investment Strategy section indicates that the Fund may invest in common stock. Accordingly, please disclose the market capitalization of the securities in which the Fund invests. If there is no limitation on the market capitalization of the securities in which the Fund may invest, please state that the Fund may invest in any market capitalization.

	Response:	The Fund may invest in common stocks of all market capitalizations. The Fund will consider revising its disclosure consistent with this comment in a future filing.

4.	Comment:

If the Fund will sell credit default swaps, please discuss supplementally how the Fund intends to cover its obligations under such swaps. In this regard, the SEC staff expects that the Fund will cover the full notional value of the swap.

	Response:	It is the current policy of the Hartford Funds to cover the full notional value of the swap agreement where a fund writes protection by means of a credit default swap.

5.	Comment:

If the Fund invests in total return swaps, please confirm that the Fund is aware of the following: (i) Investment Company Act Release No. 10666 (Apr. 18, 1979); (ii) that the staff’s position regarding asset coverage is under review; and (iii) that the staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates. Please also confirm that the Fund will properly collateralize any total return swaps in accordance with the available guidance from the SEC and the staff.

Response:

The Fund confirms that it is aware of (i) Release 10666; (ii) that the staff’s position regarding asset coverage is under review; and (iii) that the staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates. The Fund also confirms that it will properly collateralize any total return swaps in accordance with available guidance from the SEC and the staff.

6.	Comment:

To the extent that there is no limitation on the market capitalization of the securities in which the Fund may invest, please consider including “Mid Cap and Small Cap Stock Risk” as a risk of investing in the Fund.

	Response:	The Fund will consider revising its disclosure to add “Mid Cap and Small Cap Stock Risk” as a secondary risk of the Fund in a future filing.

7.	Comment:

As the Fund includes “Active Trading Risk” in the Main Risks section of the registration statement, please include a discussion of the Fund’s strategy of active trading in the Principal Investment Strategy section.

	Response:	The Fund will consider whether to disclose active trading as part of its principal strategy or remove “Active Trading Risk” as a Main Risk of investing in the Fund in a future filing.

8.	Comment:	Please confirm that investments in contingent convertible securities (“CoCos”) is not a principal investment strategy of the Fund.

	Response:	The Fund confirms that investing in CoCos is not a principal investment strategy of the Fund.

9.	Comment:	With respect to the risk disclosure regarding the Fund’s ability to invest in CoCos, please state that such investments are considered speculative.

	Response:	The Fund will consider revising its disclosure regarding the risks associated with investing in CoCos in a future filing.

10.	Comment:	Please confirm whether any advance notice to shareholders is required prior to a change in the Fund’s investment objective. If so, please disclose the relevant notice period.

Response:

The Fund’s investment objective is non-fundamental and, therefore, may be changed without shareholder approval. The Fund is not required to provide advance notice in the event of a change in its investment objective. Accordingly, the Fund will consider whether advance notice to shareholders is appropriate based on the nature and extent of the change.

Statement of Additional Information

11.	Comment:	With respect to the Fund’s investments in master limited partnerships (“MLPs”), please confirm whether the Fund will invest in general partner interests of such investments.

	Response:	The Fund does not intend to invest in general partner interests of MLPs.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price

cc:                  Alice A. Pellegrino
John V. O’Hanlon

Joshua M. Katz